Sol Strategies Releases Q4 2024 Shareholder Letter

Toronto, Ontario--(Newsfile Corp. - January 29, 2025) - Sol Strategies Inc. (CSE: HODL) (OTCQX: CYFRF) ("Sol Strategies" or the "Company") is a publicly traded Canadian company dedicated to investing in and providing infrastructure for the Solana blockchain ecosystem.

To Our Shareholders,

Since our rebrand to Sol Strategies Inc. ("Sol Strategies" or the "Company") in September 2024, we have transitioned from a Bitcoin holdings company to one focused on the Solana ecosystem. This shift represents an important milestone as we align with a blockchain network designed for scalability and efficiency, positioning Sol Strategies as a publicly traded vehicle for investors seeking exposure to Solana.

We have moved beyond a traditional NAV-based holding company model to a technology-driven strategy focused on building key infrastructure to support Solana's ecosystem. As of September 30, 2024, Sol Strategies operated one Solana validator with 101,200 SOL delegated, valued at $20.9 million(1). By January 25, 2025, that number had increased to 1,729,599 SOL, valued at $634 million CAD(2). These developments highlight the execution of our strategy and the value it aims to deliver to shareholders. Given the variability in staking revenues due to market conditions and factors such as validator uptime, assumptions may be required when discussing APYs and revenue growth. As such, forward-looking statements should be interpreted with caution.

Driving Shareholder Value and Market Confidence

This progress reflects the opportunities we provide for investors looking for exposure to Solana's ecosystem through a publicly traded company.

Our strategic accumulation of Solana (SOL) strengthens our position within the network while enhancing our balance sheet. As of January 24, 2025, our SOL holdings have grown to 160,710 SOL, further supporting our staking operations and generating recurring revenues at an expected APY of 10%(3).

With the scalability of our validator operations, a liquidity position of $72 million CAD, and the expanding potential of Solana, we believe we are well-positioned to execute on growth initiatives.

Key Achievements and Business Developments

Our transformation into a technology-driven enterprise has defined a new chapter for Sol Strategies. We continue to develop a technology-driven platform with high-performance validators, user-friendly staking tools, and compliance frameworks.

  Profitable Validator Operations: Since launching in Q4, our validator business has expanded to support 1.73M SOL staked across multiple high-performance validators, reflecting an increase of 1,628,399 staked SOL since September 2024. This model allows for scalable operations with minimal incremental costs, making validator operations a core component of our business strategy.

  Strategic Reallocation of Resources: As of January 24, 2025, we have increased our SOL holdings to 160,710 SOL, while reducing Bitcoin exposure from 215.37 BTC to 3.16 BTC, reallocating resources to Solana-focused initiatives. Additionally, proceeds from liquidating Animoca Brands shares provided capital to reinvest into validator infrastructure and core business operations.

  Proprietary Technology and Innovation: We are transforming into a technology-driven company, building innovative tools that elevate and redefine the staking experience. We have launched a retail-focused staking app on Solana's dApp store, enabling seamless wallet-to-validator connections for self-custodial users. Additionally, we have developed tools such as real-time yield calculators and advanced staking dashboards to provide users-both retail and institutional-with critical insights to optimize staking performance.

  Commitment to Compliance: Ensuring the security and regulatory integrity of our operations remains a priority. We have obtained ISO 27001 certification, reinforcing the security and reliability of our validator infrastructure. Additionally, we have implemented compliance frameworks designed to align with evolving regulatory standards, ensuring the protection of digital assets and validator operations. Our team brings extensive public market experience, including CFO Doug Harris's expertise in Canadian capital markets and audit roles, and the guidance of Ungad Chadda, former President of the TMX, on our audit committee.

  Capital Markets and Liquidity: On January 21, 2025, we upgraded to the OTCQX, increasing U.S. trading volume potential and improving liquidity. We have also applied for a Nasdaq listing to expand visibility and attract institutional investors. Additionally, we secured a $25M CAD revolving credit facility and raised $30M CAD in private placement funding led by ParaFi Capital, providing financial flexibility to scale operations and pursue strategic initiatives.

Expanding Our Capabilities Through Acquisitions

Our growth has been supported by key acquisitions that have strengthened our technology platform and staking operations. The acquisitions of OrangeFin Ventures and Cogent Crypto have enhanced our infrastructure and staking capabilities while securing intellectual property, such as compliance tools and user-friendly interfaces.

Technologies integrated from these acquisitions include:

  Seamless wallet-to-validator connections
  Real-time yield calculators
  Intuitive performance dashboards

These tools simplify staking while providing users with insights to manage their assets effectively. Additionally, our retail-focused staking app, launched on Solana's dApp store, enables self-custodial users to connect wallets directly to our validators. With plans to expand to Apple and Google Play in 2025, we aim to drive wider adoption and improve accessibility.

Leading this effort is Max Kaplan, our Head of Staking, whose expertise has been instrumental in optimizing our three high-performance validators for scalability, availability, and competitive yields. These validators, supporting 1.73M SOL staked as of January 24, 2025, provide high-margin revenue streams while reinforcing our infrastructure to accommodate the continued growth of Solana's network.

Beyond these integrations, these acquisitions support our broader innovation strategy, enabling us to develop and acquire technologies that contribute to decentralized finance, payments, and asset tokenization. By prioritizing compliance, accessibility, and user experience, we aim to build foundational technologies that extend beyond validator services.

Market Environment and Opportunity

We are operating in a market environment where digital asset adoption continues to expand. The scalability and efficiency of Solana position it as a key blockchain protocol with significant potential across industries, including payment processing and decentralized finance (DeFi) (Multicoin Capital, 2025).

As one of the first and, in the Company's opinion, largest publicly traded Solana-focused companies, we believe we are well-positioned to capitalize on opportunities that bridge traditional finance (TradFi) with blockchain technology (Galaxy Digital, 2024).

The recent pro-crypto stance of the U.S. administration adds further optimism, signaling a more favorable environment for blockchain adoption (Bloomberg, 2025). Additionally, the potential introduction of Solana-based ETFs-both futures-based and the much-anticipated spot ETFs-could significantly improve market accessibility and liquidity (JPMorgan, 2025).

We see opportunities for Solana's technology to expand into areas such as:

  Tokenization of real-world assets (Franklin Templeton, 2024).
  Stock and bond trading (Nasdaq, 2024).
  Capital formation offerings (Solana Foundation, 2024)
  Foreign exchange trading(Bank of International Settlements, 2024).
  Derivatives and futures markets(CME Group, 2025).

As confidence grows in the digital asset sector, supported by improving market and regulatory conditions, Sol Strategies remains committed to advancing blockchain solutions and expanding its role within the Solana ecosystem (Multicoin Capital, 2025).

Looking Ahead

I would like to thank the investors, users of our technology, the Board of Directors, employees and the management team for their continued support. Our accomplishments since our rebrand and strategy shift demonstrate our ability to pivot, innovate, and thrive in a fast-evolving marketplace. As the interest in digital assets and more specifically Solana continue to grow, we are extremely excited and aim to continue to build strong technology in the Solana ecosystem, offering a compelling investment opportunity for those seeking exposure to Solana through a scalable, compliant and well-run, Solana-focused technology company.

Sincerely,

"Leah Wald"

President & CEO

Sol Strategies Inc.

Notes:

(1) See Consolidated Financial Statements for the years ended September 30, 2024 and 2023.

(2) Based on the closing price of Solana and the USDto CADexchange rate on January 24, 2025

(3) OrangeFin Ventures validator page at https://stakewiz.com/

Our full financial statements and MD&A can be found on SEDAR+ and our website:

  MD&A: SEDAR+ Link
  Financial Statements: SEDAR+ Link
  Investor Page: solstrategies.io/investors

About Sol Strategies

Sol Strategies Inc. (CSE: HODL) (OTCQX: CYFRF) is a Canadian investment company that operates at the forefront of blockchain innovation. Specializing in the Solana ecosystem, the company provides strategic investments and infrastructure solutions to enable the next generation of decentralized applications.

To learn more about Sol Strategies, please visit www.solstrategies.io. A copy of this news release and all the Company's related material documents regarding the Company may be obtained under the Company's SEDAR+ profile at www.sedarplus.ca.

Investor Contact

Doug Harris

Chief Financial Officer
doug@solstrategies.io
Tel: 416-480-2488

Media Contact: sol@kcsa.com

Cautionary Note Regarding Forward-Looking Information:

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains "forward-looking information" within the meaning of applicable securities laws. All statements other than statements of historical fact may be forward-looking statements and information. More particularly and without limitation, this news release contains forward-looking statements and information relating to the Company's or the Company's management team's expectations, hopes, beliefs, intentions or strategies regarding the future, and expectations regarding the characteristics, value drivers, and anticipated benefits of the Company's business plans and operations related thereto. Forward-looking information can also be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or indicates that certain actions, events or results "may", "could", "would", "might" or "will be" taken, "occur" or "be achieved".

Forward-looking statements in this news release include statements regarding the completion of the Private Placement and its intended impact on the Company. There is no assurance that the Company's plans or objectives will be implemented as set out herein, or at all. Forward-looking information is based on certain factors and assumptions the Company believes to be reasonable at the time such statements are made and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking information.

The purpose of forward-looking information is to provide the reader with a description of management's expectations, and such forward-looking information may not be appropriate for any other purpose. There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Forward-looking statements are made based on management's beliefs, estimates, and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates, and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

Disclaimer:

Sol Strategies is an independent organization in the Solana ecosystem. Sol Strategies is not affiliated with, owned by, or under common control with Solana Foundation (the "Foundation"), and the Foundation has not entered into any association, partnership, joint venture, employee, or agency relationship with Sol Strategies.

None of the Foundation or its council members, officers, agents or make any representations or warranties, recommendations, endorsements or promises with respect to the accuracy of any statements made, information provided, or action taken by Sol Strategies and expressly disclaim any and all liability arising from or related to any such statements, information or action.

SOURCE: Sol Strategies Inc.

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